Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2013
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Corporate Management

Board of Directors

        In office until the approval of the financial statements as of and for the year ending December 31, 2014.

Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
Chief Executive Officer	Andrea Guerra
Directors

Roger Abravanel*
Mario Cattaneo*
Enrico Cavatorta**
Claudio Costamagna*
Claudio Del Vecchio
Sergio Erede
Elisabetta Magistretti*
Marco Mangiagalli*
Anna Puccio*
Marco Reboa* (Lead Independent Director)

*
Independent director

**
General Manager—Central Corporate Functions

Human Resources Committee	Claudio Costamagna (Chairman) Roger Abravanel Anna Puccio
Internal Control Committee	Mario Cattaneo (Chairman) Elisabetta Magistretti Marco Mangiagalli Marco Reboa

Board of Statutory Auditors

        In office until the approval of the financial statements as of and for the year ending December 31, 2014

Regular Auditors	Francesco Vella (Chairman) Alberto Giussani Barbara Tadolini
Alternate Auditors	Giorgio Silva Fabrizio Riccardo di Giusto
Officer Responsible for Preparing the Company's Financial Reports	Enrico Cavatorta

Auditing Firm

        Until approval of the financial statements as of and for the year ending December 31, 2020.

                      PricewaterhouseCoopers SpA

Luxottica Group S.p.A.
Headquarters and registered office    •    Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,643,715.00
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS AS OF SEPTEMBER 30, 2013
(UNAUDITED)

        The following should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2012, which includes a discussion of risks and uncertainties that can influence the Group's operational results or financial position. During the first nine months of 2013, there were no changes to the risks reported as of December 31, 2012.

1.     OPERATING PERFORMANCE FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013

        The Group's growth continued throughout the nine-month period ending September 30, 2013. Net sales increased from Euro 5,453.8 in the first nine months of 2012 to Euro 5,666.7 million in the comparable period in 2013 (+3.9 percent at current exchange rates and +7.5 percent at constant exchange rates(1)). Net sales in the third quarter of 2013 were 1,785.0 million (+0.1 percent at current exchange rates and +7.4 percent at constant exchange rates(1)) an increase from the Euro 1,783.5 million in the same period of 2012.

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(2) in the first nine months of 2013 rose by 8.7 percent to Euro 1,165.9 million from Euro 1,072.9 in the same period of 2012. Additionally, adjusted EBITDA(2) increased by 7.3 percent to Euro 1,174.9 million from Euro 1,094.7 million in the first nine months of 2012.

        EBITDA(2) in the third quarter of 2013 rose by 2.3 percent to Euro 346.9 million from Euro 339.0 in the same period of 2012.

        Operating income for the first nine months of 2013 increased by 10.2 percent to Euro 891.6 million from Euro 809.1 million during the same period of the previous year. The Group's operating margin continued to grow, rising from 14.8 percent in the nine months of 2012 to 15.7 percent in the current period. Additionally, adjusted operating income(3) in the first nine months of 2013 increased by 8.4 percent to 900.6 million from Euro 830.8 million in the same period of 2012. Adjusted operating margin(4) in the first nine months of 2013 increased to 15.9 percent from 15.2 percent in the same period of 2012.

        Operating income for the third quarter of 2013 increased by 3.8 percent to Euro 255.1 million from Euro 245.8 million during the same period of the previous year. The Group's operating margin continued to grow rising from 13.8 percent in the third quarter of 2012 to 14.3 percent in the current period.

(1)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month and the nine-month periods ended September 30, 2012. Please refer to Attachment 1 for further details on exchange rates.
(2)
For a further discussion of EBITDA and adjusted EBITDA, see page 15—"Non-IFRS Measures."
(3)
For a further discussion of adjusted operating income, see page 15—"Non-IFRS Measures."
(4)
For a further discussion of adjusted operating margin, see page 15—"Non-IFRS Measures."

        In the first nine months of 2013 net income attributable to Luxottica Stockholders increased by 12.9 percent to Euro 518.8 million from Euro 459.4 million in the same period of 2012. Adjusted net income attributable to Luxottica stockholders(5) increased by 10.5 percent to Euro 524.7 million in the first nine months of 2013 from Euro 474.6 million in the same period of 2012. Earnings per share ("EPS") was Euro 1.10 and EPS expressed in USD was 1.45 (at an average rate of Euro/USD of 1.3167).

        Net income attributable to Luxottica stockholders for the third quarter of 2013 increased by 7.9 percent from Euro 136.7 million in the third quarter of 2012 to Euro 147.6 million in the third quarter of 2013. Earnings per share ("EPS") was Euro 0.31 in the third quarter of 2013 and EPS expressed in USD was 0.41 (at an average rate of Euro/USD of 1.3242).

        By carefully controlling working capital, the Group generated positive free cash flow(6) in both the first nine months of the year (Euro 498 million) and the third quarter (Euro 295 million). Net debt as of September 30, 2013 was Euro 1,571.5 million (Euro 1,662.4 million at the end of 2012), with the ratio of net debt to adjusted EBITDA(7) of 1.1x (1.2x as of December 31, 2012).

2.     SIGNIFICANT EVENTS DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2013

January

        On January 23, 2013, we closed the acquisition of Alain Mikli International, a French luxury and contemporary eyewear company. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million. The purchase price paid in the first quarter of 2013, including the assumption of approximately Euro 15 million of Alain Mikli's debt but excluding advance payments made in 2012 and receivables from Alain Mikli, totaled Euro 91 million.

March

        On November 27, 2012, we entered into an agreement with Salmoiraghi & Viganò S.p.A. and Salmoiraghi & Viganò Holding S.r.l. pursuant to which Luxottica subscribed to shares as part of a capital injection, corresponding to a 36.33% equity stake in the Italian optical retailer. The transaction, valued at Euro 45 million, was completed on March 25, 2013. As a result of this transaction, the Group became a financial partner of Salmoiraghi & Viganò S.p.A.

        In March 2013, Standard & Poor's confirmed its long-term credit rating of BBB+ and revised its outlook on the Group from stable to positive.

April

        On April 25, 2013, we acquired the sun business of Grupo Devlyn S.A.P.I. de C.V. through one of our wholly-owned subsidiaries. See "Note 4—Business Combinations" in the accompanying Notes to the Condensed Consolidated Financial Statements for additional information on this transaction.

        At the Stockholders' Meeting on April 29, 2013, Group's stockholders approved the Statutory Financial Statements as of December 31, 2012, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.58 per ordinary share. The aggregate dividend amount of Euro 274.0 million was fully paid in May 2013.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, with net sales reaching Euro 7.1 billion in 2012, over 70,000 employees and a strong global

(5)
For a further discussion of adjusted net income, see page 15—"Non-IFRS Measures."
(6)
For a further discussion of free cash flow, see page 15—"Non-IFRS Measures."
(7)
For a further discussion of net debt and net debt to adjusted EBITDA, see page 15—"Non-IFRS Measures."

presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 to the Condensed Consolidated Financial Report as of September 30, 2013 (unaudited) for additional disclosures about our operating segments. Our manufacturing and wholesale distribution segment is engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.3167 in the first nine months of 2013 from Euro 1.00 = U.S. $1.2808 in the same period of 2012. With the acquisition of OPSM, our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with the risk factor discussion in Section 8 of the Management Report included with the 2012 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 (UNAUDITED)

	Nine months ended September 30,

(Amounts in thousands of Euro)	2013	% of net sales	2012*	% of net sales

Net sales	5,666,720	100.0%	5,453,844	100.0%
Cost of sales	1,886,879	33.3%	1,825,197	33.5%

Gross profit	3,779,841	66.7%	3,628,648	66.5%

Selling	1,700,301	30.0%	1,706,326	31.3%
Royalties	109,105	1.9%	97,454	1.8%
Advertising	364,919	6.4%	345,430	6.3%
General and administrative	713,920	12.6%	670,368	12.3%
Total operating expenses	2,888,245	51.0%	2,819,578	51.7%

Income from operations	891,596	15.7%	809,070	14.8%

Other income/(expense)
Interest income	6,652	0.1%	14,795	0.3%
Interest expense	(76,872)	(1.4%)	(106,166)	(1.9%)
Other—net	(4,911)	(0.1%)	(3,651)	(0.1%)

Income before provision for income taxes	816,466	14.4%	714,048	13.1%

Provision for income taxes	(293,919)	(5.2%)	(250,988)	(4.6%)

Net income	522,547	9.2%	463,059	8.5%

Attributable to
—Luxottica Group stockholders	518,755	9.2%	459,427	8.4%
—non-controlling interests	3,792	0.0%	3,632	0.1%

NET INCOME	522,547	9.2%	463,059	8.5%

*
Starting from January 1, 2013 the Group adopted IAS 19 revised "Employee benefits," which requires retrospective application. Accordingly, the 2012 comparative information has been restated based on the new standard. As a result, income from operations and net income attributable to Luxottica Stockholders decreased by Euro 9.0 million and Euro 5.5 million, respectively.

        In the first nine months of 2013, the Group incurred non-recurring expenses of Euro 9 million (Euro 5.9 million net of the tax effect) related to the reorganization of the newly acquired Alain Mikli business. In the same period of 2012, the Group recognized non-recurring expenses of Euro 21.7 million (Euro 15.2 million net of the tax effect) related to the restructuring of the Australian retail business.

Adjusted Measures(8)	2013	% of net sales	2012	% of net sales	% change

Adjusted income from Operations	900,596	15.9%	830,808	15.2%	8.4%
Adjusted EBITDA	1,174,915	20.7%	1,094,669	20.1%	7.3%
Adjusted Net Income attributable to Luxottica Group Stockholders	524,659	9.3%	474,645	8.7%	10.5%

        Net Sales.    Net sales increased by Euro 212.9 million, or 3.9% percent, to Euro 5,666.7 million in the first nine months of 2013 from Euro 5,453.8 million in the same period of 2012. Euro 185.3 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment in the first nine months of 2013 as compared to the same period in 2012 and to increased sales in the retail distribution segment of Euro 27.5 million for the same period.

        Net sales for the retail distribution segment increased by Euro 27.5 million, or 0.8 percent, to Euro 3,319.6 million in the first nine months of 2013 from Euro 3,292.1 million in the same period in 2012. The increase in net sales for the period was partially attributable to a 3.5 percent improvement in comparable store sales(9). In particular, we saw a 2.4 percent increase in comparable store sales for the North American retail operations, and an increase for the Australian/New Zealand retail operations of 6.5 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 121.9 million during the period. In the first nine months of 2013, Alain Mikli contributed Euro 10.2 million to net sales of the retail distribution segment. Net sales from the newly acquired Grupo Devlyn business were not significant for the first nine months of 2013.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 185.3 million, or 8.6 percent, to Euro 2,347.1 million in the first nine months of 2013 from Euro 2,161.8 million in the same period in 2012. This growth was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban, Oakley and Alain Mikli and of some licensed brands such as Armani, Miu Miu and Tiffany. Almost all of the primary geographic markets in which the Group operates recorded an increase in net sales. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. Dollar and other currencies including but not limited to the Australian Dollar, Japanese Yen and the Brazilian Real, the net effect of which was to decrease net sales to third parties in the manufacturing and wholesale distribution segment by Euro 76.0 million. In the first nine months of 2013, Alain Mikli contributed Euro 24.6 million to net sales of the manufacturing and wholesale distribution segment.

        In the first nine months of 2013, net sales in the retail distribution segment accounted for approximately 58.6 percent of total net sales, as compared to approximately 60.4 percent of total net sales for the same period in 2012.

        In the first nine months of 2013, net sales in our retail distribution segment in the United States and Canada comprised 78.4 percent of our total net sales in this segment as compared to 79.1 percent of our total net sales in the same period of 2012. In U.S. dollars, retail net sales in the United States and Canada

(8)
For a further discussion of Adjusted Measures, see page 15—"Non-IFRS Measures."
(9)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

increased by 2.7 percent to USD 3,425.7 million in the first nine months of 2013 from USD 3,335.4 million for the same period in 2012. During the first nine months of 2013, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.6 percent of our total net sales in the retail distribution segment and increased by 4.4 percent to Euro 717.9 million in the first nine months of 2013 from Euro 687.9 million, or 20.9 percent of our total net sales in the retail distribution segment for the same period in 2012. This increase was primarily due to sales from Sun Planet and Alain Mikli stores which were acquired by the Company in the third quarter of 2012 and in the first quarter of 2013.

        In the first nine months of 2013, net sales to third parties in our manufacturing and wholesale distribution segment in Europe increased by Euro 77.9 million or 8.3 percent to Euro 1,013.2 million, comprising 43.2 percent of our total net sales in this segment, compared to Euro 935.3 million, or 43.3 percent of total net sales in the segment, for the same period in 2012. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 810.1 million and comprised 26.2 percent of our total net sales in this segment for the first nine months of 2013, compared to USD 761.3 million, or 27.5 percent of total net sales in the segment, for the same period of 2012. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first nine months of 2013, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 718.7 million, comprising 30.6 percent of our total net sales in this segment, compared to Euro 632.0 million, or 29.2 percent of our net sales in this segment, in the same period of 2012. The increase of Euro 86.7 million, or 13.7 percent, in the first nine months of 2013 as compared to the same period of 2012, was due to an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 61.7 million, or 3.4 percent, to Euro 1,886.9 million in the first nine months of 2013 from Euro 1,825.2 million in the same period of 2012, including non-recurring expenses of Euro 1.3 million related to the reorganization of the retail business in Australia. As a percentage of net sales, cost of sales decreased to 33.3 percent in the first nine months of 2013 as compared to 33.5 percent in the same period of 2012, due to improved efficiencies in the production process. In the first nine months of 2013, the average number of frames produced daily in our facilities increased to approximately 305,700 as compared to approximately 287,800 in the same period of 2012, this increase was attributable to added production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 151.2 million, or 4.2 percent, to Euro 3,779.8 million in the first nine months of 2013 from Euro 3,628.6 million for the same period of 2012. As a percentage of net sales, gross profit increased to 66.7 percent in the first nine months of 2013 as compared to 66.5 percent for the same period of 2012, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 68.6 million, or 2.4 percent, to Euro 2,888.2 million in the first nine months of 2013 from Euro 2,819.6 million in the same period of 2012. As a percentage of net sales, operating expenses decreased to 51.0 percent in the first nine months of 2013, from 51.7 percent in the same period of 2012.

        Adjusted operating expenses(10) in the first nine months of 2013, excluding non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business amounting to approximately Euro 9.0 million, were Euro 2,879.2 million. As a percentage of net sales, adjusted operating expenses(10) equaled 50.8 percent.

        Adjusted operating expenses(10) in the first nine months of 2012, excluding non-recurring expenses related to the reorganization of the retail business in Australia amounting to approximately Euro 20.4 million, were Euro 2,799.2 million. As a percentage of net sales, adjusted operating expenses equaled 51.3 percent.

(10)
For a further discussion of adjusted operating expenses, see page 15—"Non-IFRS Measures."

        Please find the reconciliation between adjusted operating expenses and operating expenses in the following table:

(Amounts in millions of Euro)	2013	2012

Operating expenses	2,888.2	2,819.6
> Adjustment for Alain Mikli reorganization	(9.0)	—
> Adjustment for OPSM reorganization	—	(20.4)

Adjusted operating expenses	2,879.2	2,799.2

        Selling and advertising expenses (including royalty expenses) increased by Euro 25.1 million, or 1.2 percent, to Euro 2,174.3 million in the first nine months of 2013 from Euro 2,149.2 million in the same period of 2012. Selling expenses decreased by Euro 6.0 million, or 0.4 percent. Advertising expenses increased by Euro 19.5 million, or 5.6 percent. Royalties increased by Euro 11.7 million, or 12.0 percent. As a percentage of net sales, selling and advertising expenses (including royalty expenses) were 38.4 percent in the first nine months of 2013 and 39.4 percent in the first nine months of 2012.

        Adjusted selling expenses(11) in the first nine months of 2012, excluding non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 17.3 million, totaled Euro 1,689.0 million, or 31.0 percent, as a percentage of net sales. The increase in adjusted selling expenses(11) was mainly driven by the Alain Mikli acquisition, which accounted for approximately Euro 11.7 million of this increase.

        Please find the reconciliation between adjusted selling expenses and selling expenses in the following table:

(Amounts in millions of Euro)	2013	2012

Selling expenses	1,700.3	1,706.3
> Adjustment for OPSM reorganization	—	(17.3)

Adjusted selling expenses	1,700.3	1,689.0

        General and administrative expenses, including intangible asset amortization increased by Euro 43.5 million, or 6.5 percent, to Euro 713.9 million in the first nine months of 2013 as compared to Euro 670.4 million in the same period of 2012. As a percentage of net sales, general and administrative expenses were 12.6 percent and 12.3 percent in the first nine months of 2013 and 2012, respectively.

        Adjusted general and administrative expenses(12), including intangible asset amortization and excluding in the first nine months of 2013 non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business amounting to Euro 9.0 million, totaled Euro 704.9 million. As a percentage of net sales, adjusted general and administrative expenses(12) were 12.4 percent in the first nine months of 2013.

        Adjusted general and administrative expenses(12), including intangible asset amortization and excluding in the first nine months of 2012 non-recurring expenses related to the reorganization of the retail business in Australia amounting to approximately Euro 3.0 million, totaled Euro 667.4 million. As a percentage of net sales, adjusted general and administrative expenses(12) were 12.2 percent in the first nine months of 2012.

(11)
For a further discussion of adjusted selling expenses, see page 15—"Non-IFRS Measures."
(12)
For a further discussion of adjusted general and administrative expenses, see page 15—"Non-IFRS Measures."

        Please find the reconciliation between adjusted general and administrative expenses(12) and general and administrative expenses in the following table:

(Amounts in millions of Euro)	2013	2012

General and administrative expense	713.9	670.4
> Adjustment for Alain Mikli reorganization	(9.0)	—
> Adjustment for OPSM reorganization	—	(3.0)

Adjusted general and administrative expense	704.9	667.4

        Income from Operations.    For the reasons described above, income from operations increased by Euro 82.5 million, or 10.2 percent, to Euro 891.6 million in the first nine months of 2013 from Euro 809.1 million in the same period of 2012. As a percentage of net sales, income from operations increased to 15.7 percent in the first nine months of 2013 from 14.8 percent in the same period of 2012.

        Adjusted income from operations(13), excluding in the first nine months of 2013, non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business for Euro 9.0 million, amounted to Euro 900.6 million. As a percentage of net sales, adjusted income from operations(13) was at 15.9 percent in the first nine months of 2013.

        Adjusted income from operations(13), excluding, in the first nine months of 2012 non-recurring expenses related to the reorganization of the retail business in Australia for Euro 21.7 million, amounted to Euro 830.8 million. As a percentage of net sales, adjusted income from operations(13) was at 15.2 percent in the first nine months of 2012.

        Please find the reconciliation between adjusted income from operations(13) and income from operations in the following table:

(Amounts in millions of Euro)	2013	2012

Income from operations	891.6	809.1
> Adjustment for Alain Mikli reorganization	9.0	—
> Adjustment for OPSM reorganization	—	21.7

Adjusted income from operations	900.6	830.8

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (75.1) million in the first nine months of 2013 as compared to Euro (95.0) million in the same period of 2012. Net interest expense was Euro (70.2) million in the first nine months of 2013 as compared to Euro (91.4) million in the same period of 2012. This reduction is primarily due to the early pre-payment of a portion of the Group's outstanding long-term debt in 2012 and 2013.

        Net Income.    Income before taxes increased by Euro 102.5 million, or 14.3 percent, to Euro 816.5 million in the first nine months of 2013 from Euro 714.0 million in the same period of 2012, for the reasons described above. As a percentage of net sales, income before taxes increased to 14.4 percent in the first nine months of 2013 from 13.1 percent in the same period of 2012. Adjusted income before taxes(14) amounted to Euro 825.5 million in the first nine months of 2013 as compared to Euro 735.7 million in the same period of 2012. As a percentage of net sales, adjusted income before taxes(14) increased to 14.6 percent in the first nine months of 2013 from 13.5 percent in the same period of 2012.

(13)
For a further discussion of adjusted income from operations, see page 15—"Non-IFRS Measures."
(14)
For a further discussion of adjusted income before taxes, see page 15—"Non-IFRS Measures."

        Please find the reconciliation between adjusted income before taxes(14) and income before taxes in the following table:

(Amounts in millions of Euro)	2013	2012

Income before provision for taxes	816.5	714.0
> Adjustment for Alain Mikli reorganization	9.0	—
> Adjustment for OPSM reorganization	—	21.7

Adjusted income before provision for taxes	825.5	735.7

        Net income attributable to non-controlling interests in the first nine months of 2013, increased to Euro 3.8 million from Euro 3.6 million in the first nine months of 2012. The expected tax rate amounted to 36.0 percent in the first nine months of 2013 as compared to 35.1 percent for the same period of 2012.

        Net income attributable to Luxottica Group stockholders increased by Euro 59.4 million, or 12.9 percent, to Euro 518.8 million in the first nine months of 2013 from Euro 459.4 million in the same period of 2012. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.2 percent in the first nine months of 2013 from 8.4 percent in the same period of 2012. Adjusted net income attributable to Luxottica Group stockholders(15) also increased to Euro 524.7 million as compared to adjusted net income attributable to Luxottica Group(15) stockholders in the first nine months of 2012, amounting to Euro 474.6 million. As a percentage of net sales, adjusted net income attributable to Luxottica Group stockholders(15) increased to 9.3 percent in the first nine months of 2013 from 8.7 percent in the first nine months of 2012.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders(15) in the following table:

(Amounts in millions of Euro)	2013	2012

Net income attributable to Luxottica Group stockholders	518.8	459.4
> Adjustment for Alain Mikli reorganization	5.9	—
> Adjustment for OPSM reorganization	—	15.2

Adjusted net income attributable to Luxottica Group stockholders	524.7	474.6

        Basic earnings per share were Euro 1.10 and diluted earnings per share were Euro 1.09 in the first nine months of 2013. In the same period of 2012 basic and diluted earnings per share was Euro 0.99.

        Adjusted basic earnings per share(16) were Euro 1.11 and adjusted diluted earnings per share(16) were Euro 1.10 in the first nine months of 2013.

        Adjusted basic and diluted earnings per share(16) were Euro 1.02 in the first nine months of 2012.

(15)
For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 15—"Non-IFRS Measures."
(16)
For a further discussion of adjusted basic and diluted earnings per share, see page 15—"Non-IFRS Measures."

RESULTS OF OPERATIONS FOR THE THREE MONTHS PERIOD ENDED SEPTEMBER 30, 2013 AND 2012 (UNAUDITED)

In accordance with IFRS

	Three months ended September 30,

(Amounts in thousands of Euro)	2013	% of net sales	2012*	% of net sales

Net sales	1,784,992	100.0%	1,783,486	100.0%
Cost of sales	593,484	33.2%	596,155	33.4%

Gross profit	1,191,508	66.8%	1,187,332	66.6%

Selling	554,384	31.1%	571,907	32.1%
Royalties	32,772	1.8%	29,350	1.6%
Advertising	119,601	6.7%	120,023	6.7%
General and administrative	229,646	12.9%	220,228	12.3%
Total operating expenses	936,403	52.5%	941,508	52.8%

Income from operations	255,105	14.3%	245,823	13.8%

Other income/(expense)
Interest income	1,615	0.1%	2,900	0.2%
Interest expense	(24,033)	(1.3)%	(33,177)	(1.9)%
Other—net	(803)	0.0%	(3,162)	(0.2)%

Income before provision for income taxes	231,885	13.0%	212,383	11.9%

Provision for income taxes	(83,420)	(4.7)%	(75,183)	(4.2)%

Net income	148,465	8.3%	137,200	7.7%

Attributable to
—Luxottica Group stockholders	147,558	8.3%	136,735	7.7%
—non-controlling interests	907	0.0%	465	0.0%

NET INCOME	148,465	8.3%	137,200	7.7%

*
Starting from January 1, 2013 the Group adopted IAS 19 revised "Employee benefits" which requires retrospective application. Accordingly, 2012 comparative information has been restated based on the new standard. As a result, income from operations and net income attributable to Luxottica Stockholders decreased by Euro 3.1 million and Euro 1.9 million, respectively.

        Net Sales.    Net sales increased by Euro 1.5 million, or 0.1 percent, to Euro 1,785.0 million in the three months ended September 30, 2013 from Euro 1,783.5 million in the same period of 2012. Euro 39.3 million was attributable to increased sales in the manufacturing and wholesale distribution segment in the three months ended September 30, 2013 as compared to the same period in 2012 and to decreased sales in the retail distribution segment of Euro 37.8 million for the same period.

        Net sales for the retail distribution segment decreased by Euro 37.8 million, or 3.3 percent, to Euro 1,098.9 million in the three months ended September 30, 2013 from Euro 1,136.7 million in the same period in 2012. The retail segment, however, reported a 2.5 percent improvement in comparable store sales(17). In particular, we saw a 1.1 percent increase in comparable store sales for the North American retail operations, and an increase for the Australian/New Zealand retail operations of 3.2 percent. These increases were offset by the effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 86.1 million during the period.

(17)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 39.3 million, or 6.1 percent, to Euro 686.1 million in the three months ended September 30, 2013 from Euro 646.8 million in the same period in 2012. This growth was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban, Oakley and Alain Mikli and of some licensed brands such as Armani, Miu Miu and Tiffany. Almost all of the primary geographic markets in which the Group operates recorded an increase in net sales. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. Dollar and other currencies including but not limited to the Japanese Yen and the Australian Dollar, the effect of which was to decrease net sales to third parties in the manufacturing and wholesale distribution segment by Euro 45.2 million.

        In the three months ended September 30, 2013, net sales in the retail distribution segment accounted for approximately 61.6 percent of total net sales, as compared to approximately 63.7 percent of total net sales for the same period in 2012.

        In the three months ended September 30, 2013, net sales in our retail distribution segment in the United States and Canada comprised 78.2 percent of our total net sales in this segment as compared to 78.8 percent of our total net sales in the same period of 2012. In U.S. dollars, retail net sales in the United States and Canada increased by 1.6 percent to USD 1,138.9 million in the three months ended September 30, 2013 from USD 1,120.5 million for the same period in 2012. During the three months ended September 30, 2013, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.8 percent of our total net sales in the retail distribution segment and decreased by 0.8 percent to Euro 239.1 million in the three months ended September 30, 2013 from Euro 241.0 million, or 21.2 percent of our total net sales in the retail distribution segment for the same period in 2012.

        In the three months ended September 30, 2013, net sales to third parties in our manufacturing and wholesale distribution segment in Europe increased by Euro 33.7 million, or 13.8 percent, to Euro 277.5 million, comprising 40.4 percent of our total net sales in this segment, compared to Euro 243.8 million of total net sales in the segment, for the same period in 2012. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 254.5 million and comprised 28.0 percent of our total net sales in this segment for the three months ended September 30, 2013, compared to USD 250.3 million, or 31.0 percent of total net sales in the segment, for the same period of 2012. In the three months ended September 30, 2013, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world increased by Euro 14.0 million, or 6.9 percent, in the three months ended September 30, 2013 as compared to the same period of 2012, to Euro 216.6 million, comprising 31.6 percent of our total net sales in this segment, compared to Euro 202.6 million, or 31.3 percent of our net sales in this segment, in the same period of 2012.

        Cost of Sales.    Cost of sales decreased by Euro 2.7 million, or 0.4 percent, to Euro 593.5 million in the three months ended September 30, 2013 from Euro 596.2 million in the same period of 2012. As a percentage of net sales, cost of sales decreased to 33.2 percent in the three months ended September 30, 2013 as compared to 33.4 percent in the same period of 2012 due to improved efficiencies in the production process. In the three months ended September 30, 2013, the average number of frames produced daily in our facilities increased to approximately 306,800 as compared to approximately 290,300 in the same period of 2012.

        Gross Profit.    Our gross profit increased by Euro 4.2 million, or 0.4 percent, to Euro 1,191.5 million in the three months ended September 30, 2013 from Euro 1,187.3 million for the same period of 2012. As a percentage of net sales, gross profit increased at 66.8 percent in the three months ended September 30, 2013 as compared to 66.6 percent for the same period of 2012, due to the factors noted above.

        Operating Expenses.    Total operating expenses decreased by Euro 5.1 million, or 0.5 percent, to Euro 936.4 million in the three months ended September 30, 2013 from Euro 941.5 million in the same period of 2012. As a percentage of net sales, operating expenses decreased to 52.5 percent in the three months ended September 30, 2013, from 52.8 percent in the same period of 2012.

        Selling and advertising expenses (including royalty expenses) decreased by Euro 14.5 million, or 2.0 percent, to Euro 706.8 million in the three months ended September 30, 2013 from Euro 721.3 million in the same period of 2012. Selling expenses decreased by Euro 17.5 million, or 3.1 percent. Advertising expenses decreased by Euro 0.4 million, or 0.4 percent. Royalties increased by Euro 3.4 million, or 11.7 percent. As a percentage of net sales, selling and advertising expenses (including royalty expenses) were 39.6 percent in the three months ended September 30, 2013 and 40.4 percent in the same period of 2012. The decrease in selling and advertising expenses (including royalty expenses) in the third quarter of 2013 is mainly due to the foreign exchange impact from the weakening of many of currencies in which the Group records expenses in relation to the Euro, the Group's reporting currency.

        General and administrative expenses, including intangible asset amortization increased by Euro 9.4 million, or 5.1 percent, to Euro 229.6 million in the three months ended September 30, 2013 as compared to Euro 220.2 million in the same period of 2012. As a percentage of net sales, general and administrative expenses were 12.9 percent in the three months ended September 30, 2013 as compared to 12.3 percent in the same period of 2012.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 9.3 million, or 3.8 percent, to Euro 255.1 million in the three months ended September 30, 2013 from Euro 245.8 million in the same period of 2012. As a percentage of net sales, income from operations increased to 14.3 percent in the three months ended September 30, 2013 from 13.8 percent in the same period of 2012.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (23.2) million in the three months ended September 30, 2013 as compared to Euro (33.4) million in the same period of 2012. Net interest expense was Euro (22.4) million in the three months ended September 30, 2013 as compared to Euro (30.3) million in the same period of 2012. This reduction is primarily the result of the early pre-payment of a portion of the Group's outstanding long-term debt in 2013.

        Net Income.    Income before taxes increased by Euro 19.5 million, or 9.2 percent, to Euro 231.9 million in the three months ended September 30, 2013 from Euro 212.4 million in the same period of 2012, for the reasons described above. As a percentage of net sales, income before taxes increased to 13.0 percent in the three months ended September 30, 2013 from 11.9 percent in the same period of 2012.

        Net income attributable to non-controlling interests in the three months ended September 30, 2013, increased to Euro 0.9 million from Euro 0.5 million in the three months ended September 30, 2012. The expected tax rate amounted to 36.0 percent in the three months ended September 30, 2013 as compared to 35.4 percent for the same period of 2012.

        Net income attributable to Luxottica Group stockholders increased by Euro 10.8 million, or 7.9 percent, to Euro 147.6 million in the three months ended September 30, 2013 from Euro 136.7 million in the same period of 2012. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.3 percent in the three months ended September 30, 2013 from 7.7 percent in the same period of 2012.

        Basic and diluted earnings per share were Euro 0.31 in the three months ended September 30, 2013. In the same period of 2012 basic and diluted earnings per share were Euro 0.29.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

		As of September 30, 2013	As of September 30, 2012
(Amounts in thousands of Euro)		(unaudited)

A)	Cash and cash equivalents at the beginning of the period	790,093	905,100
B)	Net cash provided by operating activities	679,885	718,667
C)	Cash used in investing activities	(341,129)	(312,417)
D)	Cash used in financing activities	(564,186)	(286,044)
E)	Effect of exchange rate changes on cash and cash equivalents	(26,946)	743
F)	Net change in cash and cash equivalents	(252,375)	120,949

G)	Cash and cash equivalents at the end of the period	537,718	1,026,050

        Operating activities.    Cash provided by operating activities was Euro 679.9 million and Euro 718.7 million for the first nine months of 2013 and 2012, respectively.

        Depreciation and amortization were Euro 274.3 million in the first nine months of 2013 as compared to Euro 263.9 million in the same period of 2012.

        Cash used in connection with accounts receivables was Euro (80.4) million in the first nine months of 2013, compared to Euro (103.7) million in the same period of 2012. This change was primarily due to an improvement in the timing of account collections in the first nine months of 2013 as compared to the same period of 2012. Cash generated/(used) in inventories was Euro 2.1 million in the first nine months of 2013 as compared to Euro (35.3) million in the same period of 2012. The change in inventories in the first nine months of 2012 was mainly due to new acquisitions starting in the second half of 2011. Cash used in accounts payable was Euro (64.7) million in the first nine months of 2013 compared to Euro (59.6) million in the same period of 2012. Cash generated/(used) in other assets and liabilities, risk funds and employee benefits was Euro (69.6) million and 2.9 million in the first nine months of 2013 and 2012, respectively. This change is mainly due to advance payments made to certain designers for future contracted minimum royalties in the first quarter of 2013 and to an increase in VAT receivables of certain Italian subsidiaries in the Group. Income taxes paid were Euro (238.5) million in the first nine months of 2013 as compared to Euro (152.4) million in the same period of 2012. This change was mainly due to the timing of tax payments made by the Group in various jurisdictions. Interest paid was Euro (63.3) million and Euro (86.2) million in the first nine months of 2013 and 2012, respectively.

        Investing activities.    Our cash used in investing activities was Euro (341.1) million for the first nine months of 2013 as compared to Euro (312.4) million for the same period in 2012. The cash used in investing activities in the first nine months of 2013 primarily consisted of (i) Euro (171.4) million in capital expenditures, (ii) Euro (66.9) million for the acquisition of intangible assets related to the creation of a new IT platform, (iii) Euro (59.7) million (net of cash acquired), mainly related to the acquisition of Alain Mikli International, (iv) Euro (45.0) million for the acquisition of 36.33% of the share capital of Salmoiraghi & Viganò. Cash used in investing activities in the first nine months of 2012 primarily consisted of (i) Euro (150.5) million in capital expenditures, (ii) Euro (80.7) million for the acquisition of intangible assets, (iii) Euro (52.2) million related to the acquisition of Tecnol, (iv) Euro (21.9) million related to the acquisition of Sun Planet and (v) Euro (7.1) related to other minor acquisitions.

        Financing activities.    Our cash provided by/(used) in financing activities for the first nine months of 2013 and 2012 was Euro (564.2) million and Euro (286.0) million, respectively. Cash provided by/(used in) financing activities for the first nine months of 2013 consisted primarily of (i) Euro (328.5) million used to repay short and long-term debt expiring during the first nine months of 2013, (ii) Euro (277.0) used to pay dividends and (iii) Euro 72.5 million related to the exercise of stock options. Cash provided by/(used in) financing activities for the first nine months of 2012 consisted primarily of (i) Euro 500.0 million related to the issuance of a new bond, (ii) Euro (532.4) million in cash used to repay short and long-term debt expiring during the first nine months of 2012, and (iii) Euro (231.9) million to pay dividends.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS (Amounts in thousands of Euro)	September 30, 2013 (unaudited)	December 31, 2012 (audited)

CURRENT ASSETS:
Cash and cash equivalents	537,718	790,093
Accounts receivable—net	760,220	698,755
Inventories—net	722,408	728,767
Other assets	242,743	209,250

Total current assets	2,263,089	2,426,866
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,166,123	1,192,394
Goodwill	3,107,567	3,148,770
Intangible assets—net	1,296,968	1,345,688
Investments	55,266	11,745
Other assets	145,287	147,036
Deferred tax assets	178,181	169,662

Total non-current assets	5,949,392	6,015,294

TOTAL ASSETS	8,212,482	8,442,160

LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2013 (unaudited)	December 31, 2012 (audited)

CURRENT LIABILITIES:
Short term borrowings	55,900	90,284
Current portion of long-term debt	4,032	310,072
Accounts payable	614,868	682,588
Income taxes payable	106,257	66,350
Short term provisions for risks and other charges	75,664	66,032
Other liabilities	563,076	589,658

Total current liabilities	1,419,798	1,804,984
NON-CURRENT LIABILITIES:
Long-term debt	2,049,331	2,052,107
Employee benefits	83,486	191,710
Deferred tax liabilities	254,811	227,806
Long term provisions for risks and other charges	117,391	119,612
Other liabilities	60,866	52,702

Total non-current liabilities	2,565,884	2,643,936
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	4,217,899	3,981,372
Non-controlling interests	8,901	11,868

Total stockholders' equity	4,226,800	3,933,240

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,212,482	8,442,160

        As of September 30, 2013, total assets decreased by Euro 229.7 million to Euro 8,212.5 million, compared to Euro 8,442.2 million as of December 31, 2012.

        During the first nine months of 2013, non-current assets decreased by Euro 65.9 million due to decreases in intangible assets (including goodwill) of Euro 89.9 million, other assets of Euro 1.7 million and in property, plant and equipment of Euro 26.3 million and partially offset by increases in investments of Euro 43.5 million and deferred tax assets of Euro 8.5 million.

        The decrease in intangible assets was due to amortization in the period of Euro 114.8 million and by the negative effects of foreign currency fluctuations from December 2012 to September 2013 of Euro 144.0 million. This amount was partially offset by capitalized software and other intangible asset additions of Euro 66.7 million and Euro 90.2 million related to the acquisitions that occurred in the first nine months of 2013. The increase in investments is due to the acquisition on March 25, 2013 of 36.33% of the share capital of Salmoiraghi and Viganò for Euro 45.0 million.

        The decrease in property, plant and equipment was due to the addition of Euro 171.8 million and Euro 3.7 million related to acquisitions made in the first nine months of 2013 which were more than offset by depreciation and disposals in the period of Euro 159.5 million and Euro 5.9 million, respectively, as well as by negative currency fluctuation effects of Euro 31.2 million.

        As of September 30, 2013 as compared to December 31, 2012:

  •
  Accounts receivable increased by Euro 61.5 million, primarily due to the increase in net sales during the first nine months of 2013 which were offset by collections that occurred in the period (in line with the seasonality of the Group's business which is generally characterized by higher sales in the first half of the year and collection of the related receivables in the second half of the year);

  •
  Other current assets increased by Euro 33.5 million which was mainly due to advance payments made in the first quarter of 2013 for future contracted royalties as well as to an increase in VAT receivables of certain Italian subsidiaries in the Group;

  •
  Current taxes payable increased by Euro 39.9 million due to the timing of tax payments made by the Group in various jurisdictions as well as an increase in taxes payable due to the Group's favorable results;

  •
  Short-term provision for risks and other charges increased by Euro 9.6 million primarily due to a restructuring of the newly acquired Alain Mikli business;

  •
  Employee benefits decreased by Euro 108.2 million which was primarily due to an increase in the discount rate used to determine employee benefits liabilities.

        Our net financial position as of September 30, 2013 and December 31, 2012 was as follows:

(Amounts in thousands of Euro)	September 30, 2013 (unaudited)	December 31, 2012 (audited)

Cash and cash equivalents	537,718	790,093
Bank overdrafts	(55,900)	(90,284)
Current portion of long-term debt	(4,032)	(310,072)
Long-term debt	(2,049,331)	(2,052,107)

Total	(1,571,545)	(1,662,369)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of September 30, 2013, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 332.0 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.9 percent. At September 30, 2013, Euro 33.9 million was utilized under these credit lines.

        As of September 30, 2013, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 96.3 million (USD 130 million converted at applicable exchange rate at September 30, 2013). The interest is at a floating rate of approximately LIBOR plus 50 basis points. At September 30, 2013, Euro 5.8 million was utilized under these credit lines.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 29 to the Condensed Consolidated Financial Statements as of September 30, 2013 (unaudited).

5.     SUBSEQUENT EVENTS

        For further details regarding subsequent events, please refer to Note 36 to the Condensed Consolidated Financial Statements as of September 30, 2013 (unaudited).

6.     2013 OUTLOOK

        The financial results reported for the first nine months of 2013 lead management to an optimistic outlook for the full fiscal year primarily driven by the strong performance of the Group's brand portfolio.

7.     OTHER INFORMATION

        On January 29, 2012 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1-bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

NON-IFRS MEASURES

Adjusted measures

        This Management Report utilizes certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        We have made such adjustments to the following measures: operating income and operating margin, EBITDA, EBITDA margin, net income and earnings per share by excluding non-recurring costs related to the reorganization of the Alain Mikli business of Euro 9.0 million (Euro 5.9 million net of tax) for the nine-month period ended September 30, 2013.

        In addition, we made adjustments to certain 2012 measures as shown for comparative purposes as described in the footnotes to the tables that contain such 2012 data.

        The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not deemed relevant to the Group's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IFRS measure. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below:

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

	9M13
Luxottica Group Millions of Euro	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Income before provision for income taxes	Net Income	Basic EPS	Diluted EPS

Reported	5,666.7	1,165.9	20.6%	891.6	15.7%	816.5	518.8	1.10	1.09
> Adjustment for Mikli restructuring	—	9.0	0.2%	9.0	0.2%	9.0	5.9	0.01	0.01
Adjusted	5,666.7	1,174.9	20.7%	900.6	15.9%	825.5	524.7	1.11	1.10

	9M12
	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Income before provision for income taxes	Net Income	Basic EPS	Diluted EPS

Reported	5,453.8	1,072.9	19.7%	809.1	14.8%	714.0	459.4	0.99	0.99
> Adjustment for OPSM reorganization	—	21.7	0.4%	21.7	0.4%	21.7	15.2	0.03	0.02
Adjusted	5,453.8	1,094.7	20.1%	830.8	15.2%	735.8	474.6	1.02	1.01

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  uniformly share these measures with all investors.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary part of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	3Q 2012	3Q 2013	9M 2012	9M 2013	FY 2012	LTM September 30, 2013

Net income/(loss)	136.7	147.6	459.4	518.8	534.4	593.8
(+)
Net income attributable to non-controlling interest	0.5	0.9	3.6	3.8	4.2	4.4
(+)
Provision for income taxes	75.2	83.4	251.0	293.9	305.9	348.8
(+)
Other (income)/expense	33.4	23.2	95.0	75.1	125.7	105.8
(+)
Depreciation and amortization	93.2	91.8	263.9	274.3	358.3	368.6
(+)

EBITDA	339.0	346.9	1,072.9	1,165.9	1,328.4	1,421.4
(=)
Net sales	1,783.5	1,785.0	5,453.8	5,666.7	7,086.1	7,299.0
(/)
EBITDA margin	19.0%	19.4%	19.7%	20.6%	18.7%	19.5%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	3Q 2012	3Q 2013	9M 2012(2)	9M 2013(1)	FY 2012(3)	LTM September 30, 2013(1)(2)(3)

Adjusted net income/(loss)	136.7	147.6	474.6	524.7	559.6	609.7
(+)
Net income attributable to non-controlling interest	0.5	0.9	3.6	3.8	4.2	4.4
(+)
Adjusted provision for income taxes	75.2	83.4	257.5	297.0	302.4	341.9
(+)
Other (income)/expense	33.4	23.2	95.0	75.1	125.7	105.8
(+)
Depreciation and amortization	93.2	91.8	263.9	274.3	358.3	368.6
(+)

Adjusted EBITDA	339.0	346.9	1,094.7	1,174.9	1,350.1	1,430.3
(=)
Net sales	1,783.5	1,785.0	5,453.8	5,666.7	7,086.1	7,299.0
(/)
Adjusted EBITDA margin	19.0%	19.4%	20.1%	20.7%	19.1%	19.6%
(=)

The adjusted figures exclude the following:

  (1)
  non-recurring restructuring costs relating to the Alain Mikli acquisition with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

  (2)
  non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 million adjustment to net income.

  (3)
  (a)    non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 milion adjustment to net income; and

  (b)    non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 10 million.

Free Cash Flow

        Free cash flow represents net income before non controlling interests, taxes, other income/expense, depreciation and amortization (i.e., EBITDA) plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Uniformly share this measure with all investors.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	9M 2013

EBITDA(1)	1,175
Δ working capital	(129)
Capex	(235)

Operating cash flow	810
Financial charges(2)	(70)
Taxes	(238)
Other—net(3)	(3)

Free cash flow	498

(Amounts in millions of Euro)	3Q 2013

EBITDA(1)	347
Δ working capital	122
Capex	(81)

Operating cash flow	388
Financial charges(2)	(22)
Taxes	(71)
Other—net(3)	—

Free cash flow	295

(1)
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

(3)
Equals extraordinary income minus extraordinary expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Group believes that EBITDA is useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and the ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	9M 2013	FY 2012

Long-term debt	2,049.3	2,052.1
(+)
Current portion of long-term debt	4.0	310.1
(+)
Bank overdrafts	55.9	90.3
(+)
Cash	(537.7)	(790.1)
(-)
Net debt	1,571.5	1,662.4
(=)
LTM EBITDA	1,421.4	1,328.4
Net debt/EBITDA	1.1x	1.3x
Net debt @ avg. exchange rates(1)	1,585.7	1,679.0
Net debt @ avg. exchange rates(1)/EBITDA	1.1x	1.3x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	9M 2013(2)	FY 2012(3)

Long-term debt	2,049.3	2,052.1
(+)
Current portion of long-term debt	4.0	310.1
(+)
Bank overdrafts	55.9	90.3
(+)
Cash	(537.7)	(790.1)
(-)
Net debt	1,571.5	1,662.4
(=)
LTM Adjusted EBITDA	1,430.4	1,350.1
Net debt/LTM Adjusted EBITDA	1.1x	1.2x
Net debt @ avg. exchange rates(1)	1,585.7	1,679.0
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.1x	1.2x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)
The adjusted figures exclude non-recurring Alain Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

(3)
Adjusted figures exclude the following:

(a)
non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 million adjustment to net income; and

(b)
non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 10 million.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	September 30, 2013 (unaudited)	Of which related parties (note 29)	December 31, 2012 (audited and restated(*))	Of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	537,718	—	790,093	—
Accounts receivable	7	760,220	12,646	698,755	1,248
Inventories	8	722,408	—	728,767	—
Other assets	9	242,743	10	209,250	13

Total current assets		2,263,089	12,656	2,426,866	1,261
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,166,123	—	1,192,394	—
Goodwill	11	3,107,567	—	3,148,770	—
Intangible assets	11	1,296,968	—	1,345,688	—
Investments	12	55,266	47,575	11,745	4,265
Other assets	13	145,287	828	147,036	2,832
Deferred tax assets	14	178,181	—	169,662	—

Total non-current assets		5,949,392	48,403	6,015,294	7,097

TOTAL ASSETS		8,212,482	61,059	8,442,160	8,358

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	55,900	—	90,284	—
Current portion of long-term debt	16	4,032	—	310,072	—
Accounts payable	17	614,868	5,750	682,588	9,126
Income taxes payable	18	106,257	—	66,350	—
Short term provisions for risks and other charges	19	75,664	—	66,032	—
Other liabilities	20	563,076	27	589,658	72

Total current liabilities		1,419,798	5,777	1,804,984	9,198
NON-CURRENT LIABILITIES:
Long-term debt	21	2,049,331	—	2,052,107	—
Employee benefits	22	83,486	—	191,710	—
Deferred tax liabilities	14	254,811	—	227,806	—
Long term provisions for risks and other charges	23	117,391	—	119,612	—
Other liabilities	24	60,866	—	52,702	—

Total non-current liabilities		2,565,884	—	2,643,936	—
STOCKHOLDERS' EQUITY:
Capital stock	25	28,643	—	28,394	—
Legal reserve	25	5,711	—	5,623	—
Reserves	25	3,747,851	—	3,504,908	—
Treasury shares	25	(83,060)	—	(91,929)	—
Net income	25	518,755	—	534,376	—

Luxottica Group stockholders' equity	25	4,217,899	—	3,981,372	—
Non-controlling interests	26	8,901	—	11,868	—

Total stockholders' equity		4,226,800	—	3,993,240	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,212,482	5,777	8,442,160	9,198

(*)
          See note 3 of the Notes to the Condensed Consolidated Financial Statements as of September 30, 2013

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of Euro)(1)	Note reference	Nine Months ended September 30, 2013 (unaudited)	Of which related parties (note 29)	Nine Months ended September 30, 2012 (unaudited and restated(*))	Of which related parties (note 29)

Net sales	27	5,666,720	12,750	5,453,844	1,341
Cost of sales	27	1,886,879	33,493	1,825,197	31,756
of which non—recurring	33	—	—	1,344	—

Gross profit		3,779,841	(20,742)	3,628,648	(30,416)

Selling	27	1,700,301	19	1,706,326	—
of which non—recurring	33	—	—	17,345	—
Royalties	27	109,105	730	97,454	840
Advertising	27	364,919	9	345,430	56
General and administrative	27	713,920	291	670,368	27
of which non—recurring	33	9,000	—	3,031	—

Total operating expenses		2,888,245	1,048	2,819,578	923

Income from operations		891,596	(21,791)	809,070	(31,339)

Other income/(expense)
Interest income	27	6,652	—	14,795	—
Interest expense	27	(76,872)	—	(106,166)	—
Other—net	27	(4,911)	2	(3,651)	2

Income before provision for income taxes		816,466	(21,788)	714,048	(31,337)

Provision for income taxes	27	(293,919)	—	(250,988)	—
of which non—recurring	33	3,096	—	6,522	—

Net income		522,547	—	463,059	—

Of which attributable to:
—Luxottica Group stockholders		518,755	—	459,427	—
—Non-controlling interests		3,792	—	3,632	—

NET INCOME		522,547	—	463,059	—

Weighted average number of shares outstanding:
Basic		471,617,863		464,002,373
Diluted		476,031,873		466,184,724
EPS:
Basic		1.10		0.99
Diluted		1.09		0.99

(1)
Except per share data

(*)
See note 3 of the Notes to the Condensed Consolidated Financial Statements as of September 30, 2013

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of Euro)	Nine Months ended September 30, 2013 (unaudited)	Nine Months ended September 30, 2012 (unaudited and restated(*))

Net income	522,547	463,059
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge—net of tax of Euro 0.1 million and 6.2 million as of September 30, 2013 and September 30, 2012, respectively	318	12,830
Currency translation differences	(179,666)	10,954

Total items that may be reclassified subsequently to profit or loss:	(179,348)	23,784

Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans—net of tax of Euro 32.5 million and Euro 16.3 million as of September 30, 2013 and September 30, 2012, respectively	65,428	(13,650)

Total items that will not be reclassified to profit or loss	65,428	(13,650)

Total other comprehensive income—net of tax	(113,920)	10,134

Total comprehensive income for the period	408,627	473,194

Attributable to:
—Luxottica Group stockholders' equity	406,208	468,178
—Non-controlling interests	2,418	4,016

Total comprehensive income for the period	408,627	473,194

(*)
See note 3 of the Notes to the Condensed Consolidated Financial Statements as of September 30, 2013

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIODS ENDED SEPTEMBER 30, 2013 AND 2012 (UNAUDITED)

	Capital stock
				Additional paid-in capital			Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount	Legal reserve		Retained earnings	Stock options reserve		Treasury shares	Stockholders' equity

	Note 25									Note 26

Balance as of January 1, 2012	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Total Comprehensive Income as of September 30, 2012	—	—	—	—	458,608	—	10,570	—	469,178	4,016

Exercise of stock options	3,,140,020	188	—	46,717	—	—	—	—	46,905	—
Non-cash stock based compensation	—	—	—	—	—	28,636	—	—	28,636	—
Tax benefit on stock options	—	—	—	5,088	—	—	—	—	5,088	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Change in the consolidation perimeter	—	—	—	—	—	—	—	—	—	22
Dividends (Euro 0.49 per ordinary share)	—	—	—	—	(227,386)	—	—	—	(227,386)	(4,555)
Allocation of legal reserve	—	—	23	—	(23)	—	—	—	—	—

Balance as of September 30, 2012	470,491,697	28,229	5,623	288,820	3,561,641	232,375	(89,410)	(91,929)	3,935,349	11,676

Balance as of January 1, 2013	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

Total Comprehensive Income as of September 30, 2013	—	—	—	—	584,500	—	(178,292)	—	406,209	2,418

Exercise of stock options	4,157,053	249	—	72,283	—	—	—	—	72,532	—
Non-cash stock based compensation	—	—	—	—	—	21,235	—	—	21,235	—
Excess tax benefit on stock options	—	—	—	11,316	—	—	—	—	11,316	—
Granting of treasury shares to employees	—	—	—	—	(8,869)	—	—	8,869	—	—
Change in the consolidation perimeter	—	—	—	—	1,076	—	—	—	1,076	(2,050)
Dividends (Euro 0.58 per ordinary share)	—	—	—	—	(273,689)	—	—	—	(273,689)	(3,335)
Allocation of legal reserve	—	—	88	—	(88)	—	—		—	—

Balance as of September 30, 2013	477,395,250	28,643	5,711	412,341	3,934,259	262,521	(342,516)	(83,060)	4,217,899	8,901

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	September 30, 2013 (unaudited)	September 30, 2012 (unaudited and restated (****))

Income before provision for income taxes		816,466	714,048

Stock-based compensation		21,771	28,636
Depreciation and amortization	10/11	274,319	263,861
Net loss fixed assets and other	10	5,210	27,389
Financial charges		75,109	106,166
Other non-cash items(*)		1,436	12,886
Changes in accounts receivable		(80,372)	(103,703)
Changes in inventories		2,100	(35,272)
Changes in accounts payable		(64,731)	(59,605)
Changes in other assets/liabilities/risk funds/pension benefits		(69,647)	2,897

Total adjustments		165,194	243,254

Cash provided by operating activities		981,659	957,303
Interest paid		(63,277)	(86,197)
Tax paid		(238,497)	(152,439)

Net cash provided by operating activities		679,885	718,668

Additions of property, plant and equipment	10	(171,374)	(150,508)
Disposals of property, plant and equipment		2,386	—
(Purchases)/sales of businesses—net of cash acquired(**)	4	(59,680)	(81,198)
Changes in investment(***)	12	(45,597)	—
Additions to intangible assets	11	(66,864)	(80,711)

Cash used in investing activities		(341,129)	(312,417)

(*)
Other non-cash items include non-recurring expenses related to the reorganization of the Australian retail business of Euro 14.3 million in the first nine months of 2012 and other non-cash items of Euro 1.4 million and Euro (1.4) million in the first nine months of 2013 and 2012, respectively.

(**)
Purchases of businesses—net of cash acquired in the first nine months of 2013 included the purchase of Alain Mikli International for Euro (72.1) million and other minor sales for Euro 12.4 million. In the same period of 2012 purchases of businesses—net of cash acquired included the purchase of 80 percent of Tecnol for Euro (52.2) million, of a retail chain in Spain for Euro (21.9) million and other minor acquisitions for Euro (7.1) million.

(***)
Increase in investment refers to the acquisition of 36.33 percent of the share capital of Salmoiraghi & Viganò in 2013.

(****)
See note 3 of the Notes to the Condensed Consolidated Financial Statements as of September 30, 2013.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	September 30, 2013 (unaudited)	September 30, 2012 (unaudited)

Long-term debt:
—Proceeds	21	3,569	512,912
—Repayments	21	(328,537)	(532,439)
Short-term debt:
—Proceeds		—	—
—Repayments		(34,727)	(81,482)
Exercise of stock options	25	72,532	46,906
Dividends		(277,023)	(231,941)

Cash (used in)/provided financing activities		(564,186)	(286,044)

Increase (decrease) in cash and cash equivalents		(225,429)	120,206

Cash and cash equivalents, beginning of the period		790,093	905,100

Effect of exchange rate changes on cash and cash equivalents		(26,946)	743

Cash and cash equivalents, end of the period		537,718	1,026,050

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,643,715.00
authorized and issued

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

1. BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, Milan (Italy), organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        The Company's Board of Directors, at its meeting on October 29, 2013 approved the Group's interim condensed consolidated financial statements as of September 30, 2013 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2. BASIS OF PREPARATION

        This Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council of July 19, 2002. Furthermore, this financial report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        This unaudited Financial Report should be read in connection with the consolidated financial statements as of December 31, 2012, which were prepared in accordance with IFRS, as endorsed by the European Union.

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its Financial Report as of September 30, 2013.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2012, except as described in Note 3 "New Accounting Principles," and taxes on income which are accrued using the tax rate that would be applicable to projected total annual profit.

        This Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern, in particular, over the next twelve months.

        This Financial Report is composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

2. BASIS OF PREPARATION (Continued)

consolidated statements of changes in equity, the consolidated statements of cash flows and Notes to the Condensed Consolidated Financial Statements as of September 30, 2013.

        The Group also applied the CONSOB resolution n. 15519 of July 27, 2006 and the CONSOB communication n. 6064293 of July 28, 2006.

        The preparation of this report required management to use estimates and assumptions that affected the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3. NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations must be adopted in the first interim financial statements issued after the applicable effective date.

        Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2013

        Amendments to IAS 19—"Employee benefits."    The amendments to the standard requires that the expense for a funded benefit plan include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. Furthermore actuarial gains and losses are recognized immediately in 'other comprehensive income' (OCI) and will not be recycled to profit and loss in subsequent periods.

        The amendments, endorsed by the European Community in 2012, are applied retrospectively to all periods presented.

        As a result of the application of this new standard (i) income from operations and net income attributable to Luxottica stockholders decreased by Euro 9.0 million and Euro 5.5 million, respectively, in the first nine months of 2012 and (ii) net income attributable to Luxottica stockholders decreased by Euro 7.3 million in the twelve month period ended December 31, 2012.

        Amendments to IAS 1—"Financial statements presentation regarding other comprehensive income."    The amendments require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (non-recyclable). The amendments do not change the existing option to present an entity's performance in two statements; and do not address the content of performance statements. The amendments were endorsed by the European Community in 2012. The new presentation requirements have been applied to all periods presented.

        IFRS 13—"Fair value measurements."    The standard provides a precise definition of fair value and a single source of fair value measurement. The requirements do not extend the use of fair value accounting

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

3. NEW ACCOUNTING PRINCIPLES (Continued)

but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The standard, published by the IASB in May 2012, was endorsed by the European Union in December 2012. The standard had no significant impact on the consolidated financial statements of the Group as the methodologies to calculate the fair value as set forth in the new standard does not differ from those applied by the Group.

        Amendments to IFRS 7—"Financial Instruments: Disclosures on offsetting financial assets and financial liabilities."    The amendments enhance current offsetting disclosures in order to facilitate the comparison between those entities that prepare IFRS financial statements and those that prepare financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). The standard, published by the IASB in December 2011, was endorsed by the European Union in December 2012. The standard had no significant impact on the consolidated financial statements of the Group.

        Amendments to IFRS 1—"First time adoption on government loans."    The amendments address how first-time adopters would account for government loans with a below-market rate of interest when transitioning to IFRS. The amendments, endorsed by the European Union in March 2013, had no impact on the consolidated financial statements of the Group.

        On May 17, 2012, the IASB issued the following IFRS amendments which had no significant impact on consolidated financial statements of the Group. The amendments were endorsed by the European Union in March 2013.

  •
  IFRS 1—"First time adoption"

  •
  IAS 1—"Financial statement presentation"

  •
  IAS 16—"Property, plant and equipment"

  •
  IAS 32—"Financial instruments: Presentation"

  •
  IAS 34—"Interim financial reporting"

        Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2013 and not early adopted by the Group.

        IFRS 9—"Financial instruments."    The standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is effective for annual period beginning on or after January 1, 2015 and has not yet been endorsed by the European Union as of the date of the this Financial Report. The Group is assessing the full impact of adopting IFRS 9.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

3. NEW ACCOUNTING PRINCIPLES (Continued)

        IFRS 10—"Consolidated financial statements."    The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The Standard provides additional guidance to assist in determining control. The standard, published in May 2011, was endorsed by the European Union in December 2012 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        IFRS 11—"Joint ventures."    The standard focuses on the rights and obligations of the arrangement, rather than on its legal form. There are two types of joint arrangements. Joint operations arise where the joint operators have rights and obligations related to the arrangements. Joint ventures arise where the joint operators have rights to the net assets of the arrangement. The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The Standard provides additional guidance to assist in determining control. Proportionate consolidation is no longer allowed. The standard, published in May 2011, was endorsed by the European Union in December 2012 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        IFRS 12—"Disclosures of interests in other entities."    The standard includes disclosure requirements for all forms of interests in other entities. The standard, published in May 2011, was endorsed by the European Union in December 2012 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IFRS 10, 11 and 12.    The amendments provide guidelines on the comparative information. The standard, published in July 2012, was endorsed by the European Union in April 2013 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        IAS 27 (revised 2011) "Separate financial statements."    The standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The standard, published in May 2011, was endorsed by the European Union in December 2012 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will have no impact on the consolidated financial statements of the Group.

        IAS 28 (revised 2011) "Associates and Joint ventures."    The standard includes the requirements for joint ventures, as well as associates, to be accounted using the equity method following the issue of IFRS 11. The standard, published in May 2011, was endorsed by the European Union in December 2012 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 32—"Financial instruments."    The amendments clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The standard, published in December 2011, was endorsed by the European Union in December 2012 and is effective for the annual

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

3. NEW ACCOUNTING PRINCIPLES (Continued)

period beginning on or after January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IFRS 10, 12 and 27.    The amendments provide that many funds and similar entities, that meet the definition of investment entity, will be exempt from consolidating most of their subsidiaries. The amendments, not yet endorsed by the European Union, are effective for the annual period beginning on or after January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 36—"Impairment of assets."    The amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposals. The amendments, not yet endorsed by the European Union, are effective for the annual period beginning on or after January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group

4. BUSINESS COMBINATIONS

        On January 23, 2013, the Company completed the acquisition of Alain Mikli International, a French luxury and contemporary eyewear company. The consideration for the acquisition was Euro 85.4 million. The purchase price paid in the first quarter of 2013, including the assumption of approximately Euro 15.0 million of Alain Mikli's debt and excluding advance payments made in 2012 and receivables from Alain Mikli, totaled Euro 91.0 million. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million. The acquisition furthers the Group's strategy of continually strengthening of its brand portfolio.

        The Company uses various methods to calculate the fair value of the acquired Alain Mikli net assets. The valuation process has not been concluded as of the date these financial statements were authorized for issuance, and the acquired net assets as well as goodwill have been provisionally determined. In accordance with IFRS 3—Business Combinations, the fair value of the acquired net assets will be finally determined within 12 months from the acquisition date.

        The difference between the consideration paid and the net assets acquired was recorded provisionally as goodwill and intangible assets for Euro 55.9 million and Euro 33.5 million, respectively. The goodwill amount is not tax deductible and primarily reflects the synergies the Group estimates will be derived from the acquisition.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

4. BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Consideration	85,424

Total consideration	85,424

Recognized amount of net identifiable assets
Cash and cash equivalents	3,771
Accounts receivable—net	9,672
Inventory	14,341
Other current receivables	4,156
Fixed assets	3,470
Trademarks and other intangible assets	33,800
Investments	113
Other long term receivables	6,642
Deferred tax assets	166
Accounts payable	(9,931)
Other current liabilities	(5,409)
Income tax payable	(231)
Short term loan	(3,227)
Long-term debt	(15,077)
Deferred tax liabilities	(11,569)
Other long-term liabilities	(1,148)

Total net identifiable assets	29,538

Provisional goodwill	55,886

Total	85,424

        Net sales of Alain Mikli included in the consolidated financial statements starting from the acquisition date equaled Euro 34.8 million. The impact from the Alain Mikli acquisition on the Group's consolidated financial statements in the first nine months of 2013 equaled a loss of Euro 8.9 million.

        Transaction-related costs of approximately Euro 1.2 million were expensed as incurred.

        On April 25, 2013, Sunglass Hut Mexico ("SGH Mexico"), a subsidiary of the Company, acquired the sun business of Grupo Devlyn S.A.P.I. de C.V. ("Devlyn"). As a result of the acquisition the shareholders of Devlyn received a 20 percent minority stake in SGH Mexico and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The exercise price of the above options were estimated based on the expected EBITDA, net sales and net financial position at the end of the lock-up period identified in the contract. The acquisition of the Company's interest in Devlyn was accounted for as a business combination in accordance with IFRS 3. In particular, the Group recorded provisional goodwill of approximately Euro 4.2 million and a liability for the present value of the put option of approximately Euro 7.7 million. The valuation of the net assets acquired will be completed within the twelve-month period subsequent to the acquisition. The transaction furthers the Group's strategy of increasing its presence in Latin America.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

5. SEGMENT REPORTING

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution and (2) Retail Distribution.

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officer, in his role as Chief Operating Decision Maker, to make decisions about resources to be allocated to the segments and assess their performance. Total assets for each reporting segment are no longer disclosed as they are not key indicators which are monitored in order to assess the Group's financial performance.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Nine months ended September 30, 2013 (unaudited)
Net sales(a)	2,347,119	3,319,601	—	5,666,720
Income from operations(b)	554,957	476,849	(140,210)	891,596
Interest income				6,652
Interest expense				(76,872)
Other-net				(4,911)
Income before provision for income taxes				816,466
Provision for income taxes				(293,919)
Net income				522,547
Of which attributable to:
Luxottica stockholders				518,755
Non-controlling interests				3,792
Capital expenditures	93,630	141,627		235,257
Depreciation and amortization	80,233	129,811	64,275	274,319
Nine months ended September 30, 2012 (unaudited)
Net sales(a)	2,161,769	3,292,075	—	5,453,844
Income from operations(b)	505,403	438,805	(135,139)	809,069
Interest income				14,795
Interest expense				(106,166)
Other-net				(3,651)
Income before provision for income taxes				714,048
Provision for income taxes				(250,988)
Net income				463,059
Of which attributable to:
Luxottica Stockholders				459,427
Non-controlling Interests				3,632
Capital expenditures(d)	90,481	153,220		243,701
Depreciation and amortization	79,168	119,833	64,860	263,861

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

(d)
Capital expenditures in the first nine months of 2012 include capital leases of the Retail Division of Euro 18.8 million. Capital expenditures excluding the above-mentioned additions were Euro 224.9 million.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

(Amounts in thousands of Euro)	As of September 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Cash at bank and post office	528,675	779,683
Checks	4,681	7,506
Cash and cash equivalents on hand	4,362	2,904

Total	537,718	790,093

7. ACCOUNTS RECEIVABLE

(Amounts in thousands of Euro)	As of September 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Accounts receivable	795,258	733,854
Allowance for doubtful accounts	(35,038)	(35,098)

Total	760,220	698,755

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

8. INVENTORIES

(Amounts in thousands of Euro)	As of September 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Raw materials	181,383	154,403
Work in process	35,785	59,565
Finished goods	629,293	625,386
Less: inventory obsolescence reserves	(124,052)	(110,588)

Total	722,408	728,767

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

9. OTHER ASSETS

(Amounts in thousands of Euro)	As of September 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Sales taxes receivable	53,611	15,476
Short-term borrowings	695	835
Accrued income	2,195	2,569
Other financial assets	29,677	35,545

Total financial assets	86,178	54,425

Income tax receivable	18,524	47,354
Advances to suppliers	23,130	15,034
Prepaid expenses	84,519	74,262
Other assets	30,392	18,175

Total other assets	156,565	154,825

Total other current assets	242,743	209,250

        Other financial assets include (i) derivative financial assets of Euro 5.2 million as of September 30, 2013 (Euro 6.0 million as of December 31, 2012) and amounts recorded in the North American Retail Division totaling Euro 8.8 million as of September 30, 2013 (Euro 13.2 million as of December 31, 2012) and (ii) assets related to the Oakley business in the amount of Euro 5.1 million (Euro 4.6 million as of December 31, 2012), which are comprised of various non-material items. The remaining portion of the balance of Other assets is distributed among the Group's various subsidiaries.

        The reduction of the income tax receivable is mainly due to certain U.S.- based subsidiaries utilizing in 2013 the receivable balance existing as of December 31, 2012.

        Prepaid expenses mainly relate to the payments (i) of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions and (ii) of the advertising expenses related to certain designer license agreements.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

NON-CURRENT ASSETS

10. PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment during the first nine months of 2012 and 2013 were as follows:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2012
Historical cost	900,367	983,164	38,087	586,980	2,508,598
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(312,103)	(1,339,532)

Balance as of January 1, 2012	494,841	370,037	29,311	274,877	1,169,066

Increases	42,084	78,578	—	48,616	169,278
Decreases	(12,712)	—	—	(14,677)	(27,389)
Business combinations	982	9,203	—	2,709	12,894
Translation differences and other	8,180	10,351	—	(12,147)	6,384
Depreciation expense	(41,458)	(69,747)	(1,169)	(43,087)	(155,461)

Balance as of September 30, 2012	491,918	398,422	28,142	256,291	1,174,773

Historical cost	928,201	1,081,508	38,087	589,992	2,637,788
Accumulated depreciation	(436,283)	(683,086)	(9,945)	(333,701)	(1,463,015)

Balance as of September 30, 2012	491,918	398,422	28,142	256,291	1,174,773

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2013
Historical cost	913,679	1,074,258	38,087	615,957	2,641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Balance as of January 1, 2013	475,633	405,697	27,750	283,313	1,192,394

Increases	33,438	66,432	—	71,915	171,786
Decreases	(3,147)	—	—	(2,797)	(5,944)
Business combinations	2,015	778	—	908	3,701
Translation differences and other	(1,338)	17,511	—	(52,512)	(36,339)
Depreciation expense	(45,136)	(70,264)	(1,163)	(42,909)	(159,473)

Balance as of September 30, 2013	461,465	420,154	26,587	257,918	1,166,123

Historical cost	916,326	1,114,603	38,087	594,735	2,663,750
Accumulated depreciation	(454,861)	(694,449)	(11,500)	(336,817)	(1,497,626)

Balance as of September 30, 2013	461,465	420,154	26,587	257,918	1,166,123

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

10. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Of the total depreciation expense of Euro 159.5 million (Euro 155.5 million in the same period of 2012), Euro 53.9 million (Euro 53.2 million in the same period of 2012) is included in cost of sales, Euro 83.2 million (Euro 82.6 million in the same period of 2012) in selling expenses, Euro 3.6 million (Euro 2.9 million in the same period of 2012) in advertising expenses and Euro 18.7 million (Euro 16.8 million in the same period of 2012) in general and administrative expenses.

        Capital expenditures mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores with leases that were extended during the period.

        Other equipment includes Euro 59.8 million for assets under construction at September 30, 2013 (Euro 66.9 million at December 31, 2012) mainly relating to the opening and renovation of North America retail stores and to the expansion of manufacturing facilities in China.

        Leasehold improvements totaled Euro 146.3 million and Euro 162.5 million at September 30, 2013 and September 30, 2012, respectively.

11. GOODWILL AND INTANGIBLE ASSETS

        Changes in intangible assets in the first nine months of 2012 and 2013 were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2012
Historical cost	3,090,563	1,576,008	229,733	22,181	464,999	5,383,484
Accumulated amortization	—	(660,958)	(68,526)	(7,491)	(205,026)	(942,001)

Balance as of January 1, 2012	3,090,563	915,050	161,207	14,690	259,973	4,441,484

Increases	—	115	—	—	83,101	83,216
Decreases	—	—	—	—	(676)	(676)
Intangible assets from business acquisitions	96,389	12,311	22,276	—	4,854	135,830
Translation differences and other	6,089	7,922	(348)	18	(1,981)	11,699
Amortization expense	—	(53,287)	(11,619)	(840)	(42,654)	(108,400)

Balance as of September 30, 2012	3,193,041	882,111	171,517	13,868	302,617	4,563,155

Of which
Historical cost	3,193,041	1,588,946	252,878	22,196	532,588	5,589,650
Accumulated amortization	—	(706,836)	(81,361)	(8,328)	(229,971)	(1,026,495)

Balance as of September 30, 2012	3,193,041	882,111	171,517	13,868	302,617	4,563,155

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

11. GOODWILL AND INTANGIBLE ASSETS (Continued)

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2013
Historical cost	3,148,770	1,563,447	247,730	21,752	546,966	5,528,665
Accumulated amortization		(713,608)	(83,553)	(8,433)	(228,614)	(1,034,208)

Balance as of January 1, 2013	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Increases	—	23		—	66,647	66,670
Decreases	—	—		—	(390)	(390)
Intangible assets from business acquisitions	62,145	23,808		—	4,261	90,214
Translation differences and other	(103,347)	(26,926)	(6,269)	(286)	5,258	(131,570)
Amortization expense	—	(52,100)	(11,146)	(817)	(50,782)	(114,846)

Balance as of September 30, 2013	3,107,568	794,645	146,762	12,215	343,346	4,404,535

Of which
Historical cost	3,107,567	1,521,525	238,626	21,251	612,609	5,501,579
Accumulated amortization	—	(726,880)	(91,865)	(9,036)	(269,263)	(1,097,044)

Balance as of September 30, 2013	3,107,567	794,645	146,761	12,215	343,346	4,404,535

        The increase in goodwill and trade names from business acquisitions mainly relates to the acquisition of Alain Mikli in January 2013, which account for Euro 55.9 million and Euro 29.6 million, respectively. For additional details on the acquisition please refer to Note 4—"Business Combinations."

        The increase in other intangible assets is mainly due to the continued implementation of a new IT platform, which was originally introduced in 2008.

12. INVESTMENTS

        Investments amounted to Euro 55.3 million as of September 30, 2013 (Euro 11.7 million at December 31, 2012) and mainly included investments in (i) Salmoiraghi & Viganò of Euro 45.0 million, (ii) Eyebiz Laboratories Pty Limited of Euro 4.4 million (Euro 4.3 million at December 31, 2012) and (iii) other minor investments.

        On November 27, 2012, the Company entered into an agreement with Salmoiraghi & Viganò S.p.A. and Salmoiraghi & Viganò Holding S.r.l. pursuant to which Luxottica obtained a 36.33% equity stake in the Italian optical retailer. The transaction, valued at Euro 45 million, was completed on March 25, 2013. Transaction related costs of Euro 0.9 million were expensed as incurred. The investment balance includes

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

12. INVESTMENTS (Continued)

provisional goodwill of Euro 30.5 million. The following tables provide a roll-forward of Group's investment from the acquisition date as well as the assets, liabilities and net sales of Salmoiraghi & Viganò:

Nine months ended September 30, 2013

As of January 1, 2013	—
Addition	45,000
Share of profit/(loss) from associate	(2,100)

As of September 30, 2013	42,900

Nine months ended September 30, 2013

Total assets	174,929
Total liabilities	66,843
Net sales	80,306
Share of profit/(loss)	(2,100)

Percentage held	36.33%

13. OTHER NON-CURRENT ASSETS

        Other non-current assets amounted to Euro 145.3 million at September 30, 2013 (Euro 147.0 million at December 31, 2012) and were primarily comprised of security deposits of Euro 38.4 million (Euro 34.3 million at December 31, 2012) and advances the Group paid to certain licensees for future contractual minimum royalties, amounting to Euro 79.0 million (Euro 73.8 million at December 31, 2012).

14. DEFERRED TAX ASSETS

        The balance of deferred tax assets and liabilities as of September 30, 2013 and December 31, 2012 is as follows:

(Amounts in thousands of Euro)	As of September 30 2013	As of December 31 2012

Deferred tax assets	178,181	169,662
Deferred tax liabilities	254,811	227,806

Deferred tax liabilities (net)	76,630	58,144

        Deferred tax assets primarily relate to temporary differences between the tax values and carrying amounts of inventories, fixed and intangible assets, pension funds, tax losses and provisions for risks and other charges. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets. The increase in deferred tax

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

14. DEFERRED TAX ASSETS (Continued)

liability (net) is mainly due to the reduction of pension plan liability as a result of an increase in the discount rate applied in September 2013 as compared to December 31, 2012.

15. SHORT-TERM BORROWINGS

        Short-term borrowings at September 30, 2013 reflect bank overdrafts and short term borrowings with various banks. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of September 30, 2013 and December 31, 2012, the Company had unused short-term lines of credit of approximately Euro 675.5 million and Euro 700.4 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 233.2 million. These lines of credit are renewable annually, can be canceled at short notice and have no commitment fees. At September 30, 2013, these credit lines were utilized in the amount of Euro 33.1 million.

        Luxottica U.S. Holdings Corp. ("US Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 96.3 million (USD 130.0 million). These lines of credit are renewable annually, can be canceled at short notice and have no commitment fees. At September 30, 2013, there were no amounts borrowed against these lines. However, there was Euro 22.4 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.50%.

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 21—"Long-term Debt."

17. ACCOUNTS PAYABLE

        Accounts payable were Euro 614.9 million and Euro 682.6 million as of September 30, 2013 and December 31, 2012, respectively. The balance is due in its entirety within 12 months.

18. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

(Amounts in thousands of Euro)	As of September 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Current year income taxes payable fund	142,194	107,377
Income taxes advance payment	(35,937)	(41,027)

Total	106,257	66,350

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

19. SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032
Increases	580	7,211	646	14,544	17,571	40,552
Decreases	(690)	(6,311)	(1,031)	(4,581)	(18,064)	(30,677)
Business combinations	—	—	—	—	—	—
Foreign translation difference and other movements	283	(141)	104	67	(557)	(243)

Balance as of September 30, 2013	752	5,529	11,870	22,507	35,007	75,664

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

20. OTHER LIABILITIES

(Amounts in thousands of Euro)	As of September 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Premiums and discounts	4,998	4,363
Leasing rental	27,214	24,608
Insurance	9,301	9,494
Sales taxes payable	46,129	28,550
Salaries payable	237,205	245,583
Due to social security authorities	30,449	36,997
Sales commissions	9,241	9,252
Royalties payable	1,977	2,795
Derivative financial liabilities	1,486	1,196
Other liabilities	159,747	172,704

Total financial liabilities	527,747	535,541

Deferred income	2,396	2,883
Advances from customers	27,542	45,718
Other liabilities	5,391	5,516

Total liabilities	35,329	54,117

Total other current liabilities	563,076	589,658

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

21. LONG-TERM DEBT

        Long-term debt was Euro 2,053.4 million and Euro 2,799.8 as of September 30, 2013 and 2012, respectively. The balance of Long-term debt as of December 31, 2013 was Euro 2,362.2 million.

        The roll-forward of long term debt as of September 30, 2012 and 2013 is as follows:

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions (a)	Senior unsecured guaranteed notes (b)	Credit agreement with various financial institutions (c)	Credit agreement with various financial institutions for Oakley acquisition (d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	Total

Balance as of January 1, 2012	487,363	1,226,246	225,955	772,743	30,571	2,742,878

Proceeds from new and existing loans	—	500,000	—	—	44,201	544,201
Repayments	(90,000)	—	(6,041)	(411,868)	(36,533)	(544,442)
Loans assumed in business combinations	—	—	—	—	30,981	30,981
Amortization of fees and interests	182	15,543	386	55	(4,678)	11,488
Foreign translation difference	—	464	214	14,251	(253)	14,676
Balance as of September 30, 2012	397,545	1,742,252	220,514	375,181	64,289	2,799,781

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions (a)	Senior unsecured guaranteed notes (b)	Credit agreement with various financial institutions (c)	Credit agreement with various financial institutions for Oakley acquisition (d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	Total

Balance as of January 1, 2013	367,743	1,723,225	45,664	174,922	50,624	2,362,178

Proceeds from new and existing loans	—	—	—	—	4,319	4,319
Repayments	(70,000)	(15,189)	(45,880)	(175,374)	(22,093)	(328,537)
Loans assumed in business combinations	—	—	—	—	16,062	16,062
Amortization of fees and interests	322	8,531	34	96	4,420	13,403
Foreign translation difference	—	(13,731)	183	355	(869)	(14,062)
Balance as of September 30, 2013	298,066	1,702,835	—	—	52,462	2,053,363

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take appropriate action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see note 3(f)—Default risk: negative pledges and financial covenants to the 2012 Consolidated Financial Statements). As of September 30, 2013, we were in compliance with these financial covenants.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        The table below summarizes the Group's long-term debt.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of September 30, 2013	Maturity

2004 USD Term Loan	Tranche B	Luxottica US Holdings	June 3, 2004	USD	325,000,000	—	Libor + 0.20%/0.40%	—	January 22, 2013

Revolving Credit Facility (Intesa)		Luxottica Group S.p.A.	May 29, 2008	EUR	250,000,000	—	Euribor + 0.40%/0.60%	—	May 29, 2013

Private Placement	A	Luxottica US Holdings	July 1, 2008	USD	20,000,000	—	5.960%	—	July 1, 2013

2007 Oakley Term Loan	Tranche D	Luxottica US Holdings	October 12, 2007	USD	1,000,000,000	—	Libor + 0.20%/0.40%	—	October 12, 2013

2009 Term Loan		Luxottica Group S.p.A.	November 11, 2009	EUR	300,000,000	300,000,000	Euribor + 1.00%/2.75%	1.116%	November 30, 2014

Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015

Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015

Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017

2012 Revolving Credit Facility		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2017

Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017

Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018

Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019

Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019

Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020

Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020

Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for US dollar loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        The 2004 USD Term Loan—Tranche B, 2007 Oakley Term Loan Tranche D, Tranche E and Revolving Credit Facility Intesa 250 were hedged by interest rate swap agreements with various banks. The Tranche B swaps expired on March 10, 2012, the Tranche D and Tranche E swaps expired on October 12, 2012 and the remaining eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks ("Intesa Swaps") expired on May 29, 2013.

        On April 29, 2013, the Group Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are expected to be listed on the Luxembourg Stock Exchange.

        During 2013, in addition to scheduled repayments, the group repaid in advance USD 192.5 million of Tranche D.

        The fair value of long-term debt as of September 30, 2013 was equal to Euro 2,179.5 million (Euro 2,483.5 as of December 31, 2012). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt, and adjusted in order to take into account the Group's current credit rating.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        On September 30, 2013 the Group had unused uncommitted lines (revolving) of Euro 500 million.

        Long-term debt, including capital lease obligations, as of September 30, 2013, matures as follows:

(Amounts in thousands of Euro)

2013	4,032
2014	300,000
2015	594,039
2016	—
2017 and subsequent years	1,131,965
Effect deriving from the adoption of the amortized cost method	23,326

Total	2,053,363

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

	(Amounts in thousands of Euro)	Notes	September 30, 2013 unaudited	December 31, 2012 audited

A	Cash and cash equivalents	6	537,718	790,093
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	5,223	6,048
D	Availabilities (A) + (B) + (C)		542,941	796,141
E	Current Investments		—	—
F	Bank overdrafts	15	55,900	90,284
G	Current portion of long-term debt	16	4,032	310,072
H	Hedging instruments on foreign exchange rates	20	1,097	681
I	Hedging instruments on interest rates	20	—	438
J	Current Liabilities (F) + (G) + (H) + (I)		61,029	401,475
K	Net Liquidity (J) - (E) - (D)		(481,912)	(394,666)
L	Long-term debt	21	346,496	328,882
M	Notes payables	21	1,702,835	1,723,225
N	Hedging instruments on interest rates	24	—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		2,049,331	2,052,107
P	Net Financial Position (K) + (O)		1,567,419	1,657,441

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	September 30, 2013	December 31, 2012

Net Financial Position, as presented in the Notes	1,567,419	1,657,441

Hedging instruments on foreign exchange rates	5,223	6,048
Hedging instruments on interest rates—ST	—	(438)
Hedging instruments on foreign exchange rates	(1,097)	(681)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,571,545	1,662,369

        Our net financial position with respect to related parties is not material.

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 7. In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

  a)
  Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

  b)
  Utilization of valuation techniques that are primarily based on observable market prices; and

  c)
  Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on September 30, 2013 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        IFRS 7 refer to valuation hierarchy techniques which are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		September 30, 2013
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	5,223	—	5,223	—
Foreign Exchange Contracts	Other current liabilities	1,097	—	1,097	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2012
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,048	—	6,048	—
Foreign Exchange Contracts and interest Rate Derivatives	Other current liabilities	1,119	—	1,119	—

        As of September 30, 2013 and December 31, 2012, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currencies with maturities of less than one year. The fair value of the portfolio is valued using observable market inputs including yield curves and foreign exchange spot and forward prices.

        The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of observable market inputs including interest rates, yield curves and foreign exchange spot prices.

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 83.5 million as of September 30, 2013 (Euro 191.7 million at December 31, 2012). The balance mainly included liabilities related to post-employment benefits of our Italian employees of Euro 39.1 million (Euro 39.7 million as of December 31, 2012) and of our U.S. employees of Euro 34.9 million (Euro 142.4 million as of December 31, 2012). The decrease is primarily due to an increase in the discount rate used to calculate the net liabilities as of September 30, 2013.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

23.  LONG-TERM PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of January 1, 2013	8,741	24,049	60,907	25,915	119,612

Increases	1,891	6,574	4,583	(512)	12,536
Decreases	(993)	(6,637)	(391)	(1,279)	(9,300)
Business combinations	383	—	—	240	623
Translation difference and other movements	(124)	(559)	(824)	(4.573)	(6,080)

Balance as of September 30, 2013	9,899	23,427	64,275	19,791	117,391

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.7 million (Euro 6.7 million as of December 31, 2012) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the retail segment of Euro 2.7 million (Euro 2.8 million as of December 31, 2012).

24.  OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 60.9 million as of September 30, 2013 (Euro 52.7 million as of December 31, 2012).

        Other long-term payables mainly include other long-term liabilities of the North American retail operations of Euro 41.1 million (Euro 40.6 million as of December 31, 2012).

25.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The share capital of Luxottica Group S.p.A. at September 30, 2013 amounted to Euro 28,643,715 and was comprised of 477,395,250 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2013, the capital stock amounted to Euro 28,394,291.82 and was comprised of 473,238,197 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 4,157,053 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 249,423.18 in the first nine months of 2013.

        The 4,157,053 options exercised in the period included 21,300 from the 2004 grant, 162,077 from the 2005 grant, 1,100,000 from the 2006 performance grant, 10,000 from the 2007 grant, 269,270 from the 2008 grant, 1,087,500 from the 2009 performance grant (reassignment of the 2006 performance grant), 182,000 from the ordinary 2009 grant, 474,066 from the 2009 plan (reassignment of the 2006 and 2007 plans) and 850,840 from the ordinary 2010 grant.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

25.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the exercising of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 83.1 million as of September 30, 2013 (Euro 91.9 million as of December 31, 2012). The decrease of Euro 8.8 million was due to 523,800 grants to certain top executives of treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2010 PSP. As a result of these equity grants, the number of Group treasury shares was reduced from 4,681,025 as of December 31, 2012 to 4,157,225 as of September 30, 2013.

26.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 8.9 million and Euro 11.9 million at September 30, 2013 and December 31, 2012, respectively. The decrease is primarily due to the net income generated in the period of Euro 3.8 million partially offset by the payment of dividends in the period to the non-controlling interests of Euro 3.3 million.

27.  NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Section 3—"Financial Results" in the Management Report on the Interim Financial Results as of September 30, 2013 (unaudited).

28.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

28.  COMMITMENTS AND RISKS (Continued)

    annual amount. These agreements require minimum payments of an aggregate of Euro 512.2 million as of September 30, 2013 and Euro 605.3 million as of December 31, 2012.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,246.9 million as of September 30, 2013 and Euro 1,191.5 million as of December 31, 2012.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 96.5 million as of September 30, 2013 and Euro 107.5 million as of December 31, 2012.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At September 30, 2013, the Group's maximum liability amounted to Euro 1.9 million (Euro 2.6 million at December 31, 2012).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.1 million (USD 1.5 million) at September 30, 2013 (Euro 1.0 million at December 31, 2012). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

28.  COMMITMENTS AND RISKS (Continued)

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

29.  RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. Royalties paid under this agreement to BBG amounted to Euro 0.6 million and Euro 0.5 million in the first nine months of 2013 and 2012, respectively.

Incentive Stock option plan

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In the first nine months of 2013, 3.1 million rights were exercised as part of this plan. In the same period of 2012, 3.5 million rights were exercised. There were 330 thousand options outstanding as of September 30, 2013.

        A summary of related party transactions as of September 30, 2013 and September 30, 2012 is provided below:

	Consolidated Statement of Income		Consolidated Statement of Financial Position
As of September 30, 2013 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc	372	635	150	78
Eyebiz Laboratories Pty Limited	1,246	33,281	5,621	5,216
Salmoiraghi & Viganò	10,699	9	54,644	—
Others	436	617	643	483

Total	12,753	34,541	61,059	5,777

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

29.  RELATED PARTY TRANSACTIONS (Continued)

			Consolidated Statement of Financial Position
	Consolidated Statement of Income
As of September 30, 2012 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group Inc	—	470	14	91
Eyebiz Laboratories Pty Limited	778	31,627	9,708	6,152
Others	565	583	568	117

Total	1,343	32,680	10,290	6,360

        Total remuneration due to key managers in the first nine months of 2013 amounted to approximately Euro 22.6 million (Euro 35.8 million at September 30, 2012).

30.  EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended September 30, 2013 and 2012, amounting to Euro 518.8 million and Euro 459.4 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Basic earnings per share in the first nine months of 2013 amounted to Euro 1.10 compared to Euro 0.99 in the same period in 2012. Diluted earnings per share in the first nine months of 2013 amounted to Euro 1.09, compared to Euro 0.99 in the same period in 2012.

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of September 30
	2013	2012

Weighted average shares outstanding—basic	471,617,863	464,002,373
Effect of dilutive stock options	4,410,010	2,182,351
Weighted average shares outstanding—dilutive	476,031,873	466,184,724
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,859,787	11,408,350

31.  ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first nine months of 2013 or 2012.

32.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 54.2 percent and 53.1 percent of our net sales in the first nine months of 2013 and 2012, respectively. Our net sales are typically higher in the second quarter, which

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2013
(UNAUDITED)

32.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS (Continued)

includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia.

33.  NON-RECURRING TRANSACTIONS

        In the three-month periods ended September 30, 2013, the Group incurred non-recurring expenses totaling Euro 9.0 million related to the restructuring of the newly acquired Alain Mikli International, a French luxury and contemporary eyewear company. The Group recorded a tax benefit related to these expenses of approximately Euro 3.1 million.

        On January 24, 2012, the Board of Directors of Luxottica approved the reorganization of the retail business in Australia, whereby the Group closed approximately 10 percent of its Australian and New Zealand stores, redirecting resources into its market leading OPSM brand. As a result of the reorganization, the Group incurred non-recurring expenses of approximately Euro 21.7 million. The Group recorded a tax benefit related to these expenses of approximately Euro 6.5 million.

34.  DIVIDENDS

        During the first nine months of 2013, the Company distributed aggregate dividends to its stockholders of Euro 273.7 million equal to Euro 0.58 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 3.1 million. In May 2012, the Company distributed aggregate dividends to its stockholders of Euro 227.4 million equal to Euro 0.49 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.3 million.

35.  SHARE-BASED PAYMENTS

        On April 29, 2013, a Performance Shares Plan for senior managers of the Company identified by Group's Board of Directors (the "2013 PSP") was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board of Directors are achieved over a specified three-year period.

        On the same date, the Board of Directors granted certain of Group's key employees 1,284,420 rights to receive ordinary shares ("units") pursuant to the 2013 PSP plan.

        The fair value of the units, amounting to Euro 38.56 was estimated on the grant date using the binomial model and the following weighted average assumptions

Share Price at grant date	40.82
Expected life	3 years
Dividend Yield	1.92%

36.  SUBSEQUENT EVENTS

        There were no events subsequent to September 30, 2013 and up to the date this report was authorized for issue.

******************************************************

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of September 30, 2013	Final exchange rate as of September 30, 2013	Average exchange rate as of September 30, 2012	Final exchange rate as of December 31, 2012

(per €1)
Argentine Peso	6.9533	7.8236	5.7142	6.4864
Australian Dollar	1.3468	1.4486	1.2381	1.2712
Brazilian Real	2.7910	3.0406	2.4555	2.7036
Canadian Dollar	1.3481	1.3912	1.2839	1.3137
Chilean Peso	643.0870	682.1700	626.6029	631.7290
Chinese Renminbi	8.1208	8.2645	8.1058	8.2207
Colombian Peso	2,441.9590	2,583.6799	2,298.4196	2,331.2300
Croatian Kuna	7.5621	7.6153	7.5192	7.5575
Great Britain Pound	0.8520	0.8361	0.8120	0.8161
Hong Kong Dollar	10.2147	10.4722	9.9381	10.2260
Hungarian Forint	296.7665	298.1500	291.2508	292.3000
Indian Rupee	75.6962	84.8440	68.0616	72.5600
Israeli Shekel	4.7919	4.7734	4.9430	4.9258
Japanese Yen	127.3121	131.7800	101.6148	113.6100
Malaysian Ringgit	4.1243	4.4103	3.9686	4.0347
Mexican Peso	16.6971	17.8462	16.9437	17.1845
Namibian Dollar	12.4944	13.5985	10.3092	11.1727
New Zealand Dollar	1.6119	1.6296	1.5906	1.6045
Norwegian Krona	7.6608	8.1140	7.5113	7.3483
Peruvian Nuevo Sol	3.5232	3.7578	3.4024	3.3678
Polish Zloty	4.2014	4.2288	4.2089	4.0740
Russian Ruble	43.4306	43.8240	—	—
Singapore Dollar	1.6483	1.6961	1.6121	1.6111
South African Rand	12.4944	13.5985	10.3092	11.1727
South Korean Won	1,456.3916	1,451.8400	1,458.7802	1,406.2300
Swedish Krona	8.5802	8.6575	8.7311	8.5820
Swiss Franc	1.2315	1.2225	1.2044	1.2072
Taiwan Dollar	39.1552	39.9251	38.0607	38.3262
Thai Baht	40.0245	42.2640	39.9774	40.3470
Turkish Lira	2.4583	2.7510	2.3090	2.3551
U.S. Dollar	1.3167	1.3505	1.2808	1.3194
United Arab Emirates Dirham	4.8363	4.9603	4.7044	4.8462

        The officer responsible for preparing the Company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, October 29, 2013

Enrico Cavatorta
(Manager responsible for financial reporting)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

 ALAIN MIKLI INTERNATIONAL SAS
PARIS - FRANCE

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
WIEN - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC.
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA (INDIA)

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO. LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

 LUXOTTICA WHOLESALE (THAILAND) LTD
BANGKOK - THAILAND

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.P.A.

Date: November 13, 2013	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER